Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Gold Resource Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-171779) on Form S-8 and the registration statement (No. 333-196200) on Form S-3 of Gold Resource Corporation of our reports dated March 8, 2016, with respect to the consolidated balance sheets of Gold Resource Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Gold Resource Corporation and subsidiaries.

/s/ KPMG LLP

Denver, Colorado

March 8, 2016